UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

  SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2021

StartEngine Crowdfunding, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-5371570
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

3900 WEST ALAMEDA AVENUE, SUITE 1200,

BURBANK, CALIFORNIA 91505

(Full mailing address of principal executive offices)

(800) 317-2200

Issuer’s telephone number, including area code

STARTENGINE CROWDFUNDING, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020 (unaudited)

2

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiaries on a consolidated basis. The terms “StartEngine Capital” or “our funding portal” refer to StartEngine Capital LLC, the terms “StartEngine Secure” or “our transfer agent” refer to StartEngine Secure LLC, and the terms “StartEngine Primary” or “our broker-dealer” refer to StartEngine Primary LLC.  “StartEngine Secondary” refers to the Alternative Trading System operated by StartEngine Primary. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue-producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect. On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA.

For Regulation A offerings, our broker-dealer subsidiary is permitted to charge commissions to the companies that raise funds on our platform. Regulation A offerings are subject to a commission ranging between 4% and 7% and usually include warrants to purchase shares of the company or the securities that are the subject of the offering. The amount of commission is based on the risks and other factors associated with the offering. Since StartEngine Primary became a broker-dealer, we have also been permitted to charge commissions on Regulation D offerings hosted on our platform. We received a minimal amount of revenues from services related to Regulation D offerings in the periods under discussion. In Regulation Crowdfunding offerings, our funding portal subsidiary is permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% to 10% under Regulation Crowdfunding offerings for our platform fees. In addition, we charge additional fees to allow investors to use credit cards. We also generate revenue from services, which include a consulting package called StartEngine Premium priced at $10,000 to help companies who raise capital with Regulation Crowdfunding, digital advertising services branded under the name StartEngine Promote for an additional fee, as well as transfer agent services marketed as StartEngine Secure. We additionally charge a $1,000 fee for certain amendments we file on behalf of companies raising capital with Regulation Crowdfunding as well as fees to run the required bad actor checks for companies utilizing our services. The company also receives revenues from other programs such as the StartEngine OWNers bonus program and StartEngine Secondary. In October 2020, we started selling annual memberships for the StartEngine OWNers bonus program for $275 per year. We launched StartEngine Secondary on May 18, 2020 and generate revenues by charging trade commissions to the sellers of the shares. To date, StartEngine Secondary has a limited operating history. In the first half of 2021, the company itself was the only one quoted on this platform. Additional companies were quoted on the platform beginning in August 2021.

Results of Operations for Six Months Ended June 30, 2021 Compared with the Six Months Ended June 30, 2020

The following summarized the results of our operations for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.

3

	Six Months Ended June 30,
	2021	2020	$ Change
Revenues	$13,358,914	$5,422,592	$7,936,322
Cost of revenues	2,168,073	1,519,307	648,766

Gross profit	11,190,841	3,903,285	7,287,556

Operating expenses:
General and administrative	3,990,321	1,538,126	2,452,195
Sales and marketing	3,493,497	2,147,394	1,346,103
Research and development	1,137,591	482,835	654,756
Change in fair value of warrants received for fees	129,357	29,010	100,347
Impairment in value of shares received for fees	314,261	13,387	300,874
Total operating expenses	9,065,027	4,210,752	4,854,275

Operating income (loss)	2,125,814	(307,467)	2,433,281

Other expense (income), net:
Other expense (income), net	356	70,623	(70,267)
Total other expense (income), net	356	70,623	(70,267)

Income before provision for income taxes	2,125,458	(378,090)	2,503,548

Provision for income taxes	32,825	12,612	20,213

Net income (loss)	$2,092,633	$(390,702)	$2,483,335
Less: net income (loss) attributable to noncontrolling interest	-	(22,456)	22,456
Net income (loss) attributable to stockholders	$2,092,633	$(368,246)	$2,460,879

Revenues

Our revenues during the six months ended June 30, 2021 were $13,358,914, which represented an increase of $7,936,322, or 146%, from revenues in the same period in 2020. The following are the major components of our revenues during the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020	$ Change
Regulation Crowdfunding platform fees	$6,938,893	$2,741,734	$4,197,159
Regulation A commissions	3,575,336	980,190	2,595,146
StartEngine Premium	742,500	1,145,275	(402,775)
StartEngine Secure	313,427	131,430	181,997
StartEngine Promote	227,045	221,412	5,633
Other service revenue	1,561,713	202,551	1,359,162

Total revenues	$13,358,914	$5,422,592	$7,936,322

4

The increase in total revenues in the six months ended June 30, 2021 as compared to the same period in 2020 is primarily due to the following:

●	Increase in Regulation Crowdfunding platform fees of $4,197,159, due primarily to higher average amounts raised by issuers in Regulation Crowdfunding offerings. We believe the increase in the amounts was partially driven by the increase in Regulation CF’s cap to $5 million instituted

●	Increase in Regulation A commissions of $2,595,146, due primarily to higher average amounts raised by issuers in Regulation A offerings.

●	Increase in revenues of $181,997 from StartEngine Secure, primarily due to a higher volume of issuers using our services.

●	Increase in other service revenue of $1,359,162, related to sales of annual membership in our StartEngine OWNers bonus program and from revenues from StartEngine Secondary.

Offsetting these increases, there was a decrease in StartEngine Premium revenue reported of $402,775; this was primarily due to the company’s changing its business practice to invoice for these services upon an issuer’s launching a campaign, as opposed to invoicing in advance and recognizing revenue based on the expected launch date. Under the previous practice, much of the revenue recognized was written off in end of the year adjustments. We believe this practice will give us better transparency related to these fees.

Cost of Revenues

Our cost of revenues during the six months ended June 30, 2021 was $ 2,168,073, which represented an increase of $648,766, or 43%, from the amounts during the same period in 2020. Overall, cost of revenues increased due to the increase in the underlying revenue activity. Our gross margin in 2021 improved to 84% compared to 72% in 2020. This margin improvement is due an increase in revenue from services with high margins, including Regulation CF platform fees, Regulation A fees, and StartEngine Premium, while at the same time we were able to negotiate lower rates for some of our variable cost of revenues.

Operating Expenses

Our total operating expenses during the six months ended June 30, 2021 amounted to $9,065,027, which represented an increase of $4,854,275 from the expenses in the same period in 2020. The increase in operating expenses is primarily due to an increase in general and administrative expenses of $2,452,195, an increase in sales and marketing expenses of $1,346,103 and an increase in research and development expenses of $654,756. General and administrative expenses increased primarily due to increased payroll and bonus expenses of approximately $2,795,364. Sales and marketing expenses increased primarily due to increased payroll and bonus expenses of approximately $1,074,775 due to increased headcount and the payment of bonuses related to the improved operating results during 2021, and higher advertising costs for corporate branding of $1,375,301. Research and development expenses increased due to increased payroll and bonus expenses of approximately $1,024,551 due to increased headcount as the company focused on enhancing its platform and technology.

Other Expenses, net

Our other expenses, net during the six months ended June 30, 2021 amounted to $356, which represented interest and dividend income of $356. During the same period in 2020 our other income, net was $16,702 which represented a gain of $8,927 on marketable securities and interest and dividend income of $7,775.

Net Income (Loss)

As a result of the foregoing, we had net income attributable to stockholders of 2,092,633 for the six months ended June 30, 2021 compared to a net loss attributable to stockholders of $368,246 for the six months ended June 30, 2020.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended June 30,
	2021	2020	$ Change
Net cash (used in) provided by operating activities	$3,337,359	$(693,531)	$2,643,828
Net cash (used in) provided by investing activities	$3,073	$(5,816,442)	$5,819,515
Net cash provided by financing activities	$119,082	$6,040,813	$(5,921,731)

5

Cash provided by operating activities for the six months ended June 30, 2021 was $3,337,359, as compared to cash used of $693,531 in the same period in 2020. The increase in cash provided by operating activities in 2021 was primarily due to the company having a net income in 2021 as compared to a net loss in 2020. Our net income during the six months ended June 30, 2021 was $2,092,633, as compared to a net loss of $390,702 during the same period in 2020.

Cash used in investing activities for the six months ended June 30, 2021 was $3,073, as compared to cash provided by investing activities of $5,816,442 during the same period in 2020.

Cash provided by financing activities was $119,082 for the six months ended June 30, 2021, as compared to $6,040,463 for the same period in 2020. The company did not have an open Regulation A offering during 2021, while the company had an open Regulation A offering during the same period in 2020. During 2021, our cash provided by financing activities was the result of proceeds from the sale of Common Stock of $383,028 and proceeds from the exercise of stock options of $6,715, offset by offering costs of $238,423. During 2020, our cash provided by financing activities was the result of proceeds from the sale of Common Stock of $6,667,140 and proceeds from the exercise of stock options of $7,920, offset by offering costs of $634,247.

We do not currently have any significant loans or available credit facilities. As of June 30, 2021, the company’s current assets were $29,642,543. To date, our activities have been funded from investments from our founders, the previous sale of Series Seed Preferred Shares, Series A Preferred Shares, Series T Preferred Shares, our Regulation A and Regulation CF offerings and our revenues.

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The company currently has no material commitments for capital expenditures.

During the six months ended June 30, 2021, we closed on 93,096 shares of Common Stock and received $383,028 in net proceeds (including offering costs) from shares that were still going through the due diligence process from the Regulation A offering.

We believe we have the cash, marketable securities through our open Regulation A offering, other current assets available, revenues, and access to funding that will be sufficient to fund operations until the company starts generating positive cash flows from normal operations.

Trend Information

We are operating in a relatively new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. We continue to innovate and introducing new products to include in our current mix as well as continuing to improve our current services such as providing liquidity for our investors and issuers.

On June 10, 2019, our subsidiary, StartEngine Primary LLC, was approved for membership as a broker-dealer with FINRA. In the second half of 2020 and during the first half of 2021, we experienced increased costs for payroll and training that will increase relative to our revenue. We anticipate that this trend will continue for the second half of 2021. In addition, in April 2020 we received approval to operate an alternative trading system (“ATS”). StartEngine Primary launched its ATS, branded as “StartEngine Secondary” on May 18, 2020. To date, StartEngine Secondary has a limited operating history, and as of June 30, 2021 the company itself was the only company whose shares have been quoted on this platform . In August 2021, four additional issuers have been quoted on the platform. Currently, for StartEngine Secondary, we generate revenues by charging trade commissions to the sellers of the shares and we intend to generate revenues by charging initial and annual quotation fees. We expect increased costs due to technology and operations related to the operation of our ATS. We anticipate operating the ATS will initially increase our overall expenses by $50,000 per month. Further, we anticipate receiving increased revenue related to offerings under Regulation A.

We are intending to register our shares under the Securities and Exchange Act of 1934, as amended. In preparing to become a reporting company and once we become a reporting, we anticipate higher internal costs related the increased administrative burden as well as higher professional fees.

ITEM 2.	OTHER INFORMATION

None.

6

ITEM 3.	FINANCIAL STATEMENTS

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets
Current assets:
Cash	$21,998,898	$18,539,384
Marketable securities	4,038,855	4,054,542
Accounts receivable, net of allowance	1,117,268	751,633
Other current assets	2,487,522	395,462
Total current assets	29,642,543	23,741,021

Property and equipment, net	20,600	7,986
Investments - warrants	301,833	431,190
Investments - other	1,685,462	1,047,537
Intangible assets	20,000	20,000
Other assets	43,200	43,200
Total assets	$31,713,638	$25,290,934

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$508,700	$346,145
Accrued liabilities	2,817,221	1,216,417
Deferred revenue	3,002,824	757,750
Total current liabilities	6,328,745	2,320,312

Total liabilities	6,328,745	2,320,312

Commitments and contingencies

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 10,350,000 shares authorized, 9,762,783 issued and outstanding at June 30, 2021 and December 31, 2020, liquidation preference of $5,591,471 at June 30, 2021 and December 31, 2020.	5,566,473	5,566,473
Series T Preferred Stock, par value $0.00001, 4,950,000 shares authorized, 497,439 and 429,939 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively, liquidation preference of $1,459,154 and $1,459,154 at June 30, 2021 and December 31, 2020, respectively.	1,014,922	1,014,922
Series Seed Preferred Stock, par value $0.00001, 10,650,000 shares authorized, 10,650,000 shares issued and outstanding at June 30, 2021 and December 31, 2020, liquidation preference of $1,775,000 at June 30, 2021 and December 31, 2020.	1,775,000	1,775,000
Common stock, par value $0.00001, 75,000,000 shares authorized, 30,508,476 and 24,016,413 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	306	305
Additional paid-in capital	32,877,857	32,526,503
Noncontrolling interest	(72,279)	(40,041)
Accumulated deficit	(15,777,386)	(17,872,540)
Total stockholders' equity	25,384,893	22,970,622
Total liabilities and stockholders' equity	$31,713,638	$25,290,934

See accompanying notes to unaudited consolidated financial statements

7

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
Revenues	$13,358,914	$5,422,592

Cost of revenues	2,168,073	1,519,307

Gross profit	11,190,841	3,903,285

Operating expenses:
General and administrative	3,990,321	1,538,126
Sales and marketing	3,493,497	2,147,394
Research and development	1,137,591	482,835
Change in fair value of warrants received for fees	129,357	29,010
Impairment in value of shares received for fees	314,261	13,387
Total operating expenses	9,065,027	4,210,752

Operating income (loss)	2,125,814	(307,467)

Other expense (income), net:
Other expense (income), net	356	70,623
Total other expense (income), net	356	70,623

Income (loss) before provision for income taxes	2,125,458	(378,090)

Provision for income taxes	32,825	12,612

Net income (loss)	2,092,633	(390,702)
Less: net income (loss) attributable to noncontrolling interest	-	(22,456)
Net income (loss) attributable to stockholders	$2,092,633	$(368,246)

Weighted average income (loss) per share - basic and diluted	$0.07	$(0.04)
Weighted average shares outstanding - basic and diluted	30,508,476	8,459,874

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to unaudited consolidated financial statements

8

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Series A Preferred Stock		Series T Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated Other Comprehensive	Noncontrolling	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Loss	Interest	Deficit	Total
Balance at December 31, 2019	9,762,783	$5,566,473	429,939	$814,922	10,650,000	$1,775,000	24,016,413	$240	$9,740,266	$(59,672)	$-	$-	$(15,288,180)	$2,549,049
Sale of common stock	-	-	-	-	-	-	6,444,147	64	22,313,539	59,672	-	-	-	22,373,275
Offering costs	-	-	-	-	-	-	-	-	(1,691,713)	-	-	-	-	(1,691,713)
Exercise of stock options	-	-	-	-	-	-	47,916	1	12,638	-	-	-	-	12,639
Sale of preferred stock	-	-	67,500	200,000	-	-	-	-	-	-	-	-	-	200,000
Stock compensation expense	-	-	-	-	-	-	-	-	2,151,773	-	-	-	-	2,151,773
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(40,041)	40,041	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(2,624,401)	(2,624,401)
Balance at December 31, 2020	9,762,783	$5,566,473	497,439	$1,014,922	10,650,000	$1,775,000	30,508,476	$305	$32,526,503	$-	$-	$(40,041.00)	$(17,872,540)	22,970,622
Sale of common stock	-	-	-	-	-	-	93,096	1	383,028	-	-	-	-	383,029
Offering costs	-	-	-	-	-	-	-	-	(238,423)	-	-	-	-	(238,423)
Exercise of stock options	-	-	-	-	-	-	30,000	-	6,715	-	-	-	-	6,715
Sale of preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Stock compensation expense	-	-	-	-	-	-	-	-	200,034	-	-	-	-	200,034
Noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(32,238)	2,521	(29,717)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	2,092,633	2,092,633
Balance at June 30, 2021	9,762,783	$5,566,473	497,439	$1,014,922	10,650,000	$1,775,000	30,631,572	$306	$32,877,857	$-	$-	$(72,279)	$(15,777,386)	$25,384,892

See accompanying notes to unaudited consolidated financial statements

9

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$2,092,633	$(390,702)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,705	1,708
Bad debt expense	-	863
Fair value of warrants received for fees	-	(10,429)
Fair value of investments - other received for fees	(951,370)	(378,347)
Change in fair value of warrant investments	129,357	29,010
Impairment of investments - other received for fees	314,261	13,387
(Gain) loss on marketable securities	-	76,991
Stock-based compensation	200,034	681,783
Changes in operating assets and liabilities:
Accounts receivable	(365,635)	(647,021)
Other current assets	(2,092,060)	117,904
Accounts payable	162,555	163,299
Accrued liabilities	1,600,804	(96,224)
Deferred revenue	2,245,074	(255,753)
Net cash (used in) provided by operating activities	3,337,359	(693,531)

Cash flows from investing activities:
Purchase of marketable securities	-	(6,006,368)
Sale of marketable securities	15,687	200,000
Purchase of property and equipment	(12,614)	(10,074)
Net cash (used in) provided by investing activities	3,073	(5,816,442)

Cash flows from financing activities:
Proceeds from sale of common stock	383,028	6,667,140
Proceeds from sale of preferred stock	-	-
Offering costs	(238,423)	(634,247)
Noncontrolling interest	(32,238)	-
Proceeds from exercise of employee stock options	6,715	7,920
Net cash provided by financing activities	119,082	6,040,813

(Decrease) increase in cash and restricted cash	3,459,514	(469,160
Cash and restricted cash, beginning of period	18,539,384	2,200,337
Cash and restricted cash, end of period	$21,998,898	$1,731,177

See accompanying notes to unaudited consolidated financial statements

10

STARTENGINE CROWDFUNDING, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally incorporated as StartEngine Crowdsourcing, Inc. and changed to the current name on May 8, 2014. The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in West Hollywood, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, StartEngine Assets LLC and StartEngine Primary LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), operates under Title III of the JOBS Act. StartEngine Secure LLC is a transfer agent registered with the SEC. StartEngine Assets LLC was formed in 2020 to buy, hold and manage assets in various asset classes such as real estate, automobiles, luxury goods and royalty-producing intangible assets. StartEngine Primary LLC was formed in October 2017 and received approval to operate as a registered broker-dealer in July 2019. On April 16, 2020, StartEngine Primary LLC received approval to operate as an alternative trading system. The Company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Stock Split

On July 7, 2021, StartEngine Crowdfunding Inc. split its designated “Common Stock” and “Preferred Stock on a 3 for 1 basis. The total number of shares of Common Stock that the Corporation is authorized to issue was increased to 75,000,000 shares after the split. The total number of shares of Preferred Stock that the Corporation is authorized to issue was increased to 25,950,000 after the split. Accordingly, all share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The consolidated financial statements include the accounts of StartEngine Crowdfunding, Inc.’s wholly-owned subsidiaries, StartEngine Capital LLC, StartEngine Secure LLC, and StartEngine Primary LLC and StartEngine Assets LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial Statement Reclassifications

Certain prior year accounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

11

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Marketable securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Investments - warrants (public portfolio): Fair value measurements of warrants of publicly traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Investments – stock: The fair value of investments in stock of private companies is based on the cash selling price of the stock sold to third parties. As the stock is not actively traded, the Company considers this financial instrument a Level 3 instrument.

Investments - warrants (private portfolio): Fair value measurements of warrants of private portfolio companies are priced based on a modified Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates modified to account for estimates to actual life relative to stated expiration, risk-free interest rates, and volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants, the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company. Certain adjustments may be applied as determined appropriate by management for lack of liquidity.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$21,998,898	$-	$-	$21,998,898
Marketable securities	4,038,855	-	-	4,038,855
Investments - warrants	-	-	301,833	301,833
	$26,037,753	$-	$301,833	$26,339,586

12

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Cash	$18,539,384	$-	$-	$18,539,384
Marketable securities	4,054,542	-	-	4,054,542
Investments - Warrants	-	-	431,190	431,190
	$22,593,926	$-	$431,190	$23,025,116

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the six months ended June 30, 2021 and 2020:

Investments-
Warrants
Fair value at December 31, 2019	$61,927
Receipt of warrants/stock	398,273
Change in fair value of warrants	(29,010)
Fair value at December 31, 2020	431,190
Receipt of warrants/stock	0
Change in fair value of warrants/stock	(129,357)
Fair value at June 30, 2021	$301,833

The following range of variables were used in valuing Level 3 assets during the six months ended June 30, 2021 and 2020:

	2021	2020
Expected life (years)	1 - 2.5	1 - 2.5
Risk-free interest rate	0.1% - 0.9%	0.1% - 0.9%
Expected volatility	30% - 225%	30% - 225%
Annual dividend yield	0%	0%

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of June 30, 2021 and December 31, 2020 was $90,691and $90,691, respectively. Bad debt expense for the six months ended June 30, 2021 and 2020 was $0 and $863, respectively. The Company provides an allowance for doubtful accounts at the point when collection is considered doubtful. Once all collection efforts have been exhausted, the Company charges-off the receivable with the allowance for doubtful accounts. Receivables charged-off against the allowance for doubtful accounts for the six months ended June 30, 2021 and 2020 were $0 and $45,000, respectively. The Company’s accounts receivable are all trade receivables resulting from the sale of services and are expected to be collected in the near term.

Investment Securities

Marketable Securities

Our marketable securities consist primarily of mutual funds, as well as common stock equities that are tradable in an active market (See Note 3). Beginning on January 1, 2020 with the adoption of Account Standards Update (“ASU”) 2016-01, unrealized gains and losses on marketable securities, net of applicable taxes, are reported as a component of other income, net in the accompanying consolidated statements of operations. Previous to this, unrealized gains and losses on marketable securities were reported as a component of accumulated other comprehensive income, which was a separate component of the Company’s stockholders' equity, until realized.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Investments – Warrants

In connection with negotiated platform fee agreements, we may obtain warrants giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from these warrants.

13

We account for warrants in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. In general, the warrants entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain warrants contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These warrants are recorded at fair value and are classified as Investments - warrants on our consolidated balance sheet at the time they are obtained.

The grant date fair values of warrants received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of warrants will be recognized as increases or decreases to investments on our consolidated balance sheets and as a component of operating expenses on our consolidated statements of operations.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to marketable securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as marketable securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as marketable, after applicable taxes, are reported in other income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost less any impairment.

The fair value of the warrant portfolio is a critical accounting estimate and is reviewed semi-annually. We value our warrants using a modified Black-Scholes option pricing model, which incorporates the following significant inputs, in addition to certain adjustments for general lack of liquidity:

∙	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

∙	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

∙	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

∙	The expected remaining life of the warrants in each financial reporting period.

∙	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Investments – Other

In connection with negotiated platform fee agreements, the Company obtains shares of stock in its customers. As the stock received from customers have no readily determinable fair value, the Company accounts for this stock received using the cost method, less adjustments for impairment. During the six months ended June 30, 2021 and 2020, the Company received stock with a cost of $ $1,326,761 and $378,347, respectively, as payment for fees. At each reporting period, management reviews the list of stock held to identify any customers which are no longer in business, or had campaigns that were not able to raise significant amounts compared to target maximums indicating the future benefit from the related stock is remote. Any amounts identified are deemed impaired. During the six months ended June 30, 2021 and 2020, impairment expense related to shares received amounted to $0 and $13,387, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to five (5) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Restricted Cash

The Company has restricted cash as a result of an agreement with one its clearing firms, which requires a collateral balance of $50,000 be maintained in an escrow account throughout the duration of the agreement through April 2022. The Company’s restricted cash balance as of June 30, 2021 and December 31, 2020 amounted to $0 and $50,000, respectively. During the six months ended June 30, 2021 and 2020, the Company had restricted cash balances of $0 and $50,000, respectively, included as a component of total cash and restricted cash presented on the accompanying unaudited consolidated statement of cash flows.

14

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs of $238,423 and $634,247 for the Company’s equity offerings were charged to stockholders’ equity during the six months ended June 30, 2021 and 2020, respectively.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers. ASC 606 introduces a new framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A and Regulation D platform fees at an agreed-upon rate based on the amount invested in an offering. Platform fees are paid to the Company from customers’ escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants and shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign. Revenues from Regulation A and Regulation D platform fees were $3,575,336 and $980,190 for the six months ended June 30, 2021 and 2020, respectively.

Revenues from Regulation Crowdfunding platform fees are recognized at an agreed-upon rate based on the amount invested in an offering. Platform fees are due upon the disbursement of funds from escrow and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered through the duration of the campaign. Revenues from Regulation Crowdfunding platform fees were $6,938,893 and $2,741,734 for the six months ended June 30, 2021 and 2020, respectively.

The Company provides marketing services branded under the name “StartEngine Premium.” In the first half of 2020, the fees were invoiced in advance and deferred over three (3) months based on the expected timeline over which services were to be rendered and the Company’s performance obligations are to be satisfied. The expected timeline over which services were to be rendered was an estimate significantly affecting the determination of the timing of revenue, and was evaluated on a periodic basis. Management reviewed campaigns that were outstanding at year end and adjusted for any campaigns that were outside of the normal timeline to defer revenue for these campaigns as deemed necessary. In the second half of 2020, the Company changed its business practice to invoice for these services upon an issuer launching a campaign. In addition, under the change in business practice any work product produced by the Company in providing these services would no longer be transferable to the issuer if the issuer declined to launch a campaign with the Company, and thus revenue is recognized at a point-in-time under this change in practice. If the campaign fails to launch, no amounts are due. Payment for StartEngine Premium services are generally remitted by the customer upon the first disbursement from the customers’ offering. Revenues from StartEngine Premium were $742,500 and $1,145,275 for the six months ended June 30, 2021 and 2020, respectively.

15

The Company also provides transfer agent services branded under the name “StartEngine Secure” that are deferred over twelve (12) months based on the agreed-upon term for such services and the period over which the Company’s performance obligations are to be satisfied. Payment for StartEngine Secure services are generally paid via customers’ escrow accounts. Revenue from StartEngine Secure were $313,427 and $131,430 for the six months ended June 30, 2021 and 2020, respectively.

The Company performs campaign advertising services branded under the name “StartEngine Promote.” The revenues are earned based on additional investments attributable to the campaign advertising services, and such revenues are recognized throughout the campaign. StartEngine Promote fees are due at the end of a campaign and are paid to the Company from customers’ escrow accounts. The Company’s performance obligations are satisfied as services are rendered. Revenues for StartEngine Promote were $227,045 and $221,412 for the six months ended June 30, 2021 and 2020, respectively.

The Company also provides other services for bundled professional services, which are recognized as such services are rendered. Revenues from other services were $224,702 and $202,551 for the six months ended June 30, 2021 and 2020, respectively.

The Company also generates revenues by charging trade commissions to the sellers of the shares on their ATS platform, which are recognized as such services are rendered. Revenues from other services were $38,601 and $0 for the six months ended June 30, 2021 and 2020, respectively.

The Company also provides a StartEngine OWNers bonus program on StartEngine's website for $275 per year. The OWNer Bonus entitles members 10% bonus shares on all investments they make in participating campaigns on StartEngine. Revenues from the OWNer Bonus program were $1,298,410 and $0 for the six months ended June 30, 2021 and 2020, respectively.

The Company’s contracts with customers generally have a term of one year or less. As of June 30, 2021 and December 31, 2020, the Company had deferred revenue of $3,020,422 and $757,750, respectively, related to performance obligations yet to be fulfilled. The Company had no other customer contract assets or liabilities.

The Company does not offer refunds for offerings that do not raise sufficient funds. From time to time, the Company provides refunds for StartEngine Premium services on a case-by-case basis, and such refunds have not been significant.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the six months ended June 30, 2021 and 2020, research and development costs were $1,137,591 and $482,835, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction and is estimated using the Black-Scholes option valuation model. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged to stock-based compensation expense and credited to additional paid-in capital.

16

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for the six months ended June 30, 2021 or 2020 since their effect is anti-dilutive. See Note 6 for outstanding stock-options as of June 30, 2021 and December 31, 2020.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements, including the consideration of costs and benefits. ASU 2018-13 became effective for interim and annual reporting periods beginning on January 1, 2021. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments will be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU 2018-13 in its consolidated financial statements effective January 1, 2021.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Marketable Securities

Marketable securities consisted of the following as of June 30, 2021 and December 31, 2020.

	June 30,	December 31,
	2021	2020
Mutual funds:
Tax exempt bonds	$-	$-
Short term bond index	4,038,855	4,052,687
Common stock	0	1,855
	$4,038,855	$4,054,542

17

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria and again at each reporting date.

Investments – Other

Investments - other, as described in Note 2, consist of shares the Company holds in various companies that launched on its platform received in exchange for services provided. The shares are recorded at cost less any impairment.

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2021 and December 31, 2020, property and equipment consisted of the following:

	June 30, 2021	December 31, 2020
Computer equipment	$31,039	$16,818
Software	3,753	3,654
Total property and equipment	34,792	20,472
Accumulated depreciation	(14,192)	(12,486)
	$20,600	$7,986

Depreciation expense for the six months ended June 30, 2021 and 2020 was $1,705 and $1,708, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company no longer maintains offices on a month-to-month lease. Total rent expense for the six months ended June 30, 2021 and 2020 amounted to $0 and $158,795, respectively.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 31, 2021, we had authorized the issuance of 8,650,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 3,450,000 were designated as Series A Preferred Stock (“Series A”), 1,650,000 were designated as Series T Preferred Stock (“Series T”), and 3,550,000 were designated as Series Seed Preferred Stock (“Series Seed”).

As described in Note 1, concurrently with a stock split, we have authorized the issuance of 25,950,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares, 10,350,000 are designated as Series A Preferred Stock (“Series A”), 4,950,000 are designated as Series T Preferred Stock (“Series T”), and 10,650,000 are designated as Series Seed Preferred Stock (“Series Seed”).

Series A Preferred Stock

The Series A has liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series A shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series T in proportion to its respective liquidation preference. Holders of Series A will receive an amount equal to $0.5727 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as-converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.86 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

18

 Series T Preferred Stock

 The Series T have liquidation priority over the Series Seed and common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series T shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, before any payment is made to Series Seed or common stock, liquidation distributions, which will be paid ratably with the Series A in proportion to its respective liquidation preference. Holders of Series T will receive an amount equal to $2.93 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A and Series T ratably in proportion to the full preferential amounts for which they are entitled. The Series T votes on an as-converted basis. The Series T is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series T is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, coverts the offer and sale of common stock at an offering price of not less than $2.93 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series T has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

There were no sales of Series T Preferred Stock during the six months ended June 30, 2021.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Company, the Series Seed shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, after any payment made to Series A and Series T, but before any payment is made to the Company’s common stock, an amount equal to $0.1667 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Company legally available for distribution are insufficient to permit payment of the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of Series A and Series T first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as-converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price, which equates to a one-to-one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converts the offer and sale of common stock at an offering price of not less than $2.86 per share, as adjusted, with aggregate gross proceeds to the Company of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Common Stock

We have authorized the issuance of 75,000,000 shares of our common stock with par value of $0.00001.

During the six months ended June 30, 2021, the Company sold 93,096 shares of common stock for gross proceeds of $383,028 In connection with this offering, the Company recognized offering costs of $238,423during the six months ended June 30, 2021.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 2,530,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company valued options granted under the 2015 Plan under ASC 718 using the Black-Scholes pricing model. Options granted during the six months ended June 30, 2021 had exercise prices of $4.33. Options granted during the six months ended June 30, 2020 had exercise prices ranging from $1.67 to $2.33. The outstanding options granted to employees vest over four years and expire in ten years.

On March 10, 2020, the Company entered into an Endorsement and Services Agreement with a consultant to perform services in connection with the Company’s marketing and promotional campaigns. The agreement provides for an annual fee of $400,000 over a term of three years. In addition, the Company granted the consultant stock options to purchase 967,518 shares of the Company’s common stock at an exercise price of $2.50 per share. The options have a contractual life of 10 years and vest annually over a 3-year period.

The stock options granted during the six months ended June 30, 2021 and 2020 were valued using the Black-Scholes pricing model as indicated below:

	2021	2020
Expected life (years)	7	7
Risk-free interest rate	0.5% - 1.8%	0.5% - 1.8%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

19

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company currently recognizes option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

A summary of the Company’s stock option activity and related information is as follows.

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)
Outstanding at December 31, 2020	6,814,599	$1.86	7.57
Granted	354,000	4.33
Exercised	(30,000)	0.26
Forfeited/cancelled	(256,487)	0.26
Outstanding at June 30, 2021	6,883,112	$1.44	8.08

Vested and expected to vest at June 30, 2021	3,459,014	$1.44	8.08

Exercisable at June 30, 2021	1,499,984	$0.52	6.75

The weighted average grant date value of options granted during the six months ended June 30, 2021 was $4.33 per option. During the six months ended June 30, 2021, one employee exercised their vested options upon separation from the Company to purchase 30,000 shares of common stock, and the Company received aggregate exercise proceeds of $6,714.66.

Unrecognized stock option expense as of June 30, 2021 amounted to $3,878,495, which the Company expects to recognize through June 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 18, 2021. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

See Note 1 for Stock Split.

20

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Sixth Amended and Restated Certificate of Incorporation (1)
2.2	Amended and Restated Bylaws (2)
3.1	Second Amended and Restated Investors’ Rights Agreement (3)
3.2	Form of Irrevocable Power of Attorney (1)
4.1	Form of Common Stock Subscription Agreement (1)
4.2	Form of Preferred Stock Subscription Agreement (2)
6.1	2015 Equity Incentive Plan (2)
6.2	Employment Agreement effective as of January 1, 2020 (Howard Marks) (1)
6.3	Observer Rights Agreement dated November 2, 2016 (Ronald Miller) (2)
8.1	Form of Escrow Service Agreement (1)

(1)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11487)
(2)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10862)
(3)	Filed as an exhibit to the StartEngine Crowdfunding, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11177)

21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StartEngine Crowdfunding, Inc.

/s/ Howard Marks

By Howard Marks
CEO of StartEngine Crowdfunding, Inc. Date: September 23, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Howard Marks

Howard Marks, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: September 23, 2021

/s/ Ronald Miller
Ronald Miller, Director and Chairman
Date: September 23, 2021

22